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                                                                      Exhibit 12




                      Ford Motor Company and Subsidiaries

                     CALCULATION OF RATIO OF EARNINGS TO
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (in millions)


                                                                   For the Years Ended December 31
                                                   ----------------------------------------------------------
                                                     1994         1993         1992        1991         1990
                                                   --------     --------     --------    --------     --------
Earnings
- --------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                        $ 8,789      $ 4,003      $  (127)    $(2,587)     $ 1,495
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                         (182)         (98)          26          69          171
  Adjusted fixed charges a/                          8,122        7,648        8,113       9,360        9,690
                                                   -------      -------      -------     -------      -------
    Earnings                                       $16,729      $11,553      $ 8,012     $ 6,842      $11,356
                                                   =======      =======      =======     =======      =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                              $ 7,787      $ 7,351      $ 7,987     $ 9,326      $ 9,647
  Interest portion of rental expense c/                265          266          185         124          105
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                   160          115           77          56           83
                                                   -------      -------      -------     -------      -------
    Fixed charges                                    8,212        7,732        8,249       9,506        9,835

Ford preferred stock dividend
 requirements e/                                       472          442          317          26            0
                                                   -------      -------      -------     -------      -------

  Total combined fixed charges
   and preferred stock dividends                   $ 8,684      $ 8,174      $ 8,566     $ 9,532      $ 9,835
                                                   =======      =======      =======     =======      =======

Ratios
- ------
  Ratio of earnings to fixed charges                   2.0          1.5          f/          g/           1.2

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               1.9          1.4          h/          i/           1.2



- - - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.